Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

ISSUE OF NEW SHARES UNDER GENERAL MANDATE

SUBSCRIPTION AGREEMENT

On 20 June 2024 (after trading hours), the Company entered into the Subscription Agreement with the Subscriber, pursuant to which the Subscriber has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 43,689,383 Subscription Shares at the Subscription Price in the total sum of HK$5,461,000, equivalent to approximately HK$0.125 per Subscription Share. The Subscription is subject to satisfaction of the Conditions.

The 43,689,383 Subscription Shares to be allotted and issued under the Subscription represent (i) approximately 4.71% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 4.50% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion).

The Subscription Price in the total sum of HK$5,461,000, will be settled and satisfied by the Subscriber with the Company at Completion by setting-off against the outstanding sum of US$700,000 under a loan incurred and owing by the Company to the Subscriber in full at the agreed exchange rate of US$1.00 to HK$7.80.

Subscription Shares will be allotted and issued under the General Mandate.

WARNING

The Subscription is subject to satisfaction of the Conditions and the Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

SUBSCRIPTION

On 20 June 2024 (after trading hours), the Company entered into the Subscription Agreement with the Subscriber, pursuant to which the Subscriber has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 43,689,383 Subscription Shares at the Subscription Price in the total sum of HK$5,461,000, equivalent to approximately HK$0.125 per Subscription Share. The Subscription is subject to satisfaction of the Conditions.

Subscription Agreement

Date:	20 June 2024 (after trading hours)

Parties:	Issuer:	The Company

	The Subscriber:	Chen Stephen Hing Ming

Subscriber

By a subscription agreement dated 27 November 2023 made between the Company and the Subscriber, the Company had agreed to allot and issue 8,000,000 new Shares to the Subscriber at the subscription price of approximately HK$0.405 per Share to set off a sum of US$415,000 (equivalent to HK$3,237,000 at the agreed exchange rate of US$1.00 to HK$7.80) under a loan incurred and owing by the Company to the Subscriber. The 8,000,000 new Shares under the First Subscription were allotted and issued by the Company to the Subscription on 11 December 2023. To the best of the Directors’ knowledge, information and belief, prior to the entering into of the Subscription Agreement, the Subscriber had already disposed of all his 8,000,000 Shares from the First Subscription.

Save as disclosed above, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Subscriber is an Independent Third Party.

Subscription Shares

The 43,689,383 Subscription Shares to be allotted and issued under the Subscription represent (i) approximately 4.71% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 4.50% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion).

Subscription Price

The Subscription Price in the total sum of HK$5,461,000, equivalent to approximately HK$0.125 per Subscription Share represents:

(i)	a premium of approximately 3.3% over the closing price of HK$0.121 per Share as quoted on the Stock Exchange on 20 June 2024, being the date of the Subscription Agreement; and

(ii)	a premium of approximately 2.5% over the average of the closing prices per Share of HK$0.122 as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement.

The aggregate nominal value of the 43,689,383 Subscription Shares will be HK$436,894.

The Subscription Price was arrived at after arm’s length negotiation between the Company and the Subscriber with reference to the recent market prices of the Shares and current market conditions. The Directors consider that the Subscription Price is fair and reasonable.

Conditions

Completion is subject to satisfaction of the Conditions as follows:

(i)	the Listing Committee of the Stock Exchange having granted approval for the listing of and permission to deal in the Subscription Shares;

(ii)	all other necessary consents and approvals required to be obtained from any relevant governmental authorities and regulatory bodies on the part of the Company and/or the Subscriber, if any, for the Subscription Agreement and the transactions contemplated thereunder, having been obtained and remain in full force and effect; and

(iii)	there has been no material breach of any representations, warranties or agreements by the Company or the Subscriber.

If the Conditions are not satisfied on or before the Long Stop Date, the Subscription Agreement shall be terminated and neither of the Company nor the Subscriber shall have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach of the Subscription Agreement.

As at the date of this announcement, none of the Conditions has been satisfied.

Settlement and satisfaction of the Subscription Price

The Subscription Price in the total sum of HK$5,461,000, will be settled and satisfied by the Subscriber with the Company at Completion by setting-off against the outstanding sum of US$700,000 under a loan incurred and owing by the Company to the Subscriber in full at the agreed exchange rate of US$1.00 to HK$7.80.

Ranking of the Subscription Shares

The Subscription Shares will rank, upon issue, pari passu in all respect with the Shares in issue on the date of the allotment and issue of the Subscription Shares.

Completion

The Completion will take place within 5 Business Days after the Conditions have been satisfied (or such other date as may be agreed between the Company and the Subscriber in writing).

APPLICATION FOR LISTING

The Company will apply to the Stock Exchange for the listing of, and permission to deal in the Subscription Shares.

GENERAL MANDATE

The Subscription Shares will be allotted and issued under the General Mandate granted to the Directors by resolution of the Shareholders passed at the AGM, subject to the limit up to 20% of the then issued share capital of the Company as at the date of the AGM. Under the General Mandate, the Company is authorised to issue up to 155,489,383 new Shares, representing 20% of the issued share capital of the Company as at the date of the passing of the resolution of 777,446,915 Shares. Up to the date of this announcement, 111,800,000 new Share have been issued under the General Mandate and 43,689,383 new Shares are available for subscription. Accordingly, the allotment and issue of the Subscription Shares is not subject to the approval of the Shareholders.

INFORMATION OF THE GROUP

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

REASONS FOR AND BENEFITS OF ENTERING INTO OF THE SUBSCRIPTION AGREEMENT

The Subscription Price in the total sum of HK$5,461,000, will be settled and satisfied by the Subscriber with the Company at Completion by setting-off against the outstanding sum of US$700,000 under a loan incurred and owing by the Company to the Subscriber in full at the agreed exchange rate of US$1.00 to HK$7.80. Although the Subscription will not generate any proceeds for the Company in terms of cash but it will eliminate an outstanding liability of US$700,000 owing by the Company to the Subscriber and will improve the overall liquidity of the Company.

The Directors are of the view that the terms of the Subscription Agreement are on normal commercial terms and are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITY OF THE COMPANY IN THE PAST TWELVE MONTHS

Save and except for the equity fund raising activity set out below, the Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the date of this announcement:

Date of initial announcement	Equity fund raising activity	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds

27 November 2023	Subscription of 100,000,000 new shares at HK$0.405 per subscription Shares	HK$40.5 million	To set off HK$40.5 million owed by the Company to Tycoon Partners Holdings Limited as holder of a promissory note	Setting off HK$40.5 million owing to Tycoon Partners Holdings Limited at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 8,000,000 new shares at approximately HK$0.405 per subscription Shares	US$415,000	To set off US$415,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting off US$415,000 owing to Chen Stephen Hing Ming at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 1,400,000 new shares at approximately HK$0.418 per subscription Shares	US$75,000	To set off US$75,000 owed by the Company to Redchip Companies Inc. for service provided	Setting off US$75,000 owing to Redchip Companies Inc.at completion of the subscription on 11 December 2023

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the shareholding structure of the Company (i) as at the date of this announcement; and (ii) immediately after Completion (assuming that there will be no change in the issued share capital of the Company between the date of this announcement up to the Completion other than as a result of the allotment and issue of the Subscription Shares at Completion) are set out below:

Shareholders	As at the date of this announcement

Immediately after Completion (assuming that

there is no change in the issued share capital of the Company from the date of this announcement and

up to Completion other than as a result of the allotment and issue of the Subscription Shares on Completion)

	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %
Chan Yick Yan Andross
(Note 1)	97,930,887	10.56	–	–	97,930,887	10.08	–	–
PBLA Limited	75,123,669	8.10	–	–	75,123,669	7.74	–	–
Lau Hing Tat Patrick
(Note 2)	55,215,444	5.95	–	–	55,215,444	5.69	–	–
Tycoon Partners Holdings
Limited (Note 3)	38,632,000	4.17	323,657,534	a100	38,632,000	3.98	323,657,534	100
Subscriber	–	–	–	–	43,689,383	4.50	–	–
Public Ordinary Shareholders	660,545,379	71.22	–	–	660,545,379	68.01	–	–
Total	927,447,379	100	323,657,534	100	971,136,762	100	323,657,534	100

1.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,214,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Ordinary Shares by himself and 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him.

3.	The number of ordinary shares is based on latest disclosure of interests filing on HKEx website.

4.	The above percentage figures are subject to rounding adjustments.

WARNING

The Subscription is subject to satisfaction of the Conditions and the Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“AGM”	the annual general meeting of the Company held on 29 June 2023

“Business Day”	a day (excluding Saturdays, Sunday and public holidays) on which banks are generally open for business in Hong Kong

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“Completion”	completion of the Subscription pursuant to the Subscription Agreement

“Conditions”	conditions to Completion as set out in the paragraph headed “Conditions” of this announcement

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“First Subscription”	subscription by the Subscriber from the Company for the allotment and issue of 8,000,000 new Shares pursuant to the subscription agreement dated 27 November 2023 made between the Company and the Subscriber

“General Mandate”	the mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with additional Shares not exceeding 20% of the then issued share capital of the Company as at the date of AGM

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Party(ies)”	third party(ies) independent of the Company and connected persons of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock
Exchange

“Long Stop Date”	26 June 2024

“Preference Share(s)”	preference share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Share(s)”	ordinary share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Shareholder(s)”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber”	Chen Stephen Hing Ming

“Subscription”	the subscription by the Subscriber from the Company of the Subscription Shares pursuant to the terms of the Subscription Agreement

“Subscription Agreement”	the conditional subscription agreement entered into between the Company and the Subscriber dated 20 June 2024 in relation to the Subscription

“Subscription Price”	the total sum of HK$5,461,000, equivalent to approximately HK$0.125 per Subscription Share

“Subscription Share(s)”	43,689,383 new Shares to be subscribed by the Subscriber at the Subscription Price and to be allotted and issued by the Company pursuant to the Subscription Agreement

“United States”	United States of America

“US$”	United States dollars, the lawful currency of United States

“%”	per cent

By Order of the Board

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 20 June 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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